[redacted]

SECURI … ISSION

13025329

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 26 2013
WASH, D.C.
193

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 47393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Financial Group, L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8658 Business Park Drive, Suite 200
(No. and Street)

Shreveport	Louisiana	71105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Lewis, III — 318-797-0447
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name)*

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas C. Lewis, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Financial Group, L.C., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Manager

Title

Karen Kelbatter ID# 92163

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.*
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Members
Lewis Financial Group, L.C.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Lewis Financial Group, L.C. (the Company) as of June 30, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Financial Group, L.C. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 21, 2013

LEWIS FINANCIAL GROUP, L.C.
Statement of Financial Condition
June 30, 2013

Assets

Cash	$	114,387
Commissions receivable		46,483
Clearing deposit		10,000
TOTAL ASSETS	$	170,870

Liabilities and Members' Equity

Liabilities		
Commissions payable	$	3,544
Accrued expenses		2,570
Total Liabilities		6,114
Members' Equity		164,756
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	170,870

See notes to financial statements

LEWIS FINANCIAL GROUP, L.C.
Statement of Income
June 30, 2013

Revenue

Securities commissions	$	403,482
Insurance commissions		30,983
Service fees		7,384
Total Revenue		441,849

Expenses

Compensation and related costs		116,232
Clearing costs		5,937
Communications		14,270
Insurance		6,707
Occupancy		24,189
Promotion		7,682
Professional fees		4,400
Regulatory fees		7,206
Travel and entertainment		7,407
Other expenses		9,869
Total Expenses		203,899
NET INCOME	$	237,950

See notes to financial statements

LEWIS FINANCIAL GROUP, L.C.
Statement of Changes in Members' Equity
June 30, 2013

Members' equity, June 30, 2012	$	71,806
Net income		237,950
Managing member distributions		(145,000)
Members' equity, June 30, 2013	$	164,756

See notes to financial statements

LEWIS FINANCIAL GROUP, L.C.
Statement of Cash Flows
June 30, 2013

Cash Flows From Operating Activities		
Net income	$	237,950
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets and liabilities		
Decrease in commissions receivable		6,823
Decrease in receivable from clearing broker-dealer		17,765
Decrease in commissions payable		(18,284)
Increase in accrued expenses		680
Net cash provided by operating activities		244,934
Cash Flows From Financing Activities		
Distributions to managing member		(145,000)
Net cash used in financing activities		(145,000)
Net increase in cash		99,934
Cash at beginning of year		14,453
CASH AT END OF YEAR	$	114,387

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements

LEWIS FINANCIAL GROUP, L.C.
Notes to Financial Statements
June 30, 2013

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Lewis Financial Group, L.C. (Company) was formed in May 1994 as a limited liability company pursuant to the Louisiana Limited Liability Company Law. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is located in Shreveport, Louisiana.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily in securities and insurance sales. The majority of the Company's customers are individuals located in northwest Louisiana.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain stimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date. Securities commissions include commissions, mutual fund distribution fees, and trail fees accrued on variable insurance contracts that remain in force.

Insurance Commissions

Insurance commissions are recorded when the insurance contracts are funded by the customer and accepted by the insurance company.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2013, the Company had net capital of $121,218, which was $116,218, in excess of its required net capital of $5,000. The Company's net capital ratio was 0.05 to 1.

Note 3 - Transactions with Clearing Broker-Dealer

The agreement with the clearing broker-dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $10,000 as a deposit in account with the clearing broker-dealer.

Note 4 - Related Party Transactions/Concentration of Revenue/Economic Dependency

The managing member, a registered securities representative of the Company, generated approximately 86% of the Company's revenue. In lieu of compensation, the managing member received capital distributions of $145,000 during the year. The Company is economically dependent on the managing member.

The Company earned service fees from a related party limited partnership, totaling $2,384. The related party limited partnership was terminated in 2013.

Note 5 - Off-Balance Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 6 - Subsequent Events

Capital distributions of $10,000 were made to the managing member during July of 2013.

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2013, through August 21, 2013, the date which the financial statements were available to be issued.

Schedule I

LEWIS FINANCIAL GROUP, L.C.
Supplementary Information Pursuant to Rule 17a-5
June 30, 2013

Net Capital Computation

Total members' equity qualified for net capital	$ 164,756
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	43,538
Total deductions and/or charges	43,538
Net Capital	$ 121,218
Aggregate indebtedness	
Commissions payable	$ 3,544
Accrued expenses	2,570
Total aggregate indebtedness	$ 6,114
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 116,218
Ratio of aggregate indebtedness to net capital	0.05 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2013 as filed by Lewis Financial Group, L.C. on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

See accompanying independent auditor's report.

Schedule I, continued

LEWIS FINANCIAL GROUP, L.C.
Supplementary Information Pursuant to Rule 17a-5
June 30, 2013

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying independent auditor's report.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Members
Lewis Financial Group, L.C.

In planning and performing our audit of the financial statements of Lewis Financial Group, L.C. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 21, 2013